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                                                                   EXHIBIT 99.03

HEADLINE: GIANT GROUP, FIDELITY AND CKE RESTAURANTS SETTLE LITIGATION CARL'S JR. AND FIDELITY TO PURCHASE RALLY'S SHARES

DATELINE:  BEVERLY HILLS, CALIF., APRIL 29, 1996

BODY:
    Burt Sugarman, Chairman and Chief Executive Officer of GIANT GROUP, LTD. (NYSE: GPO), William Foley, Chairman and Chief Executive Officer of Fidelity National Financial, Inc. (NYSE: FNF), and CKE Restaurants, Inc. (NYSE: CKR), the parent company of Carl's Jr., announced today the settlement of all litigation between them.

   Under the settlement GIANT will acquire from Fidelity 705,489 shares of GIANT common stock for cash. Fidelity will acquire from GIANT a 4.9% stake in Rally's for cash and Carl's Jr. will acquire from GIANT a 15% stake in Rally's for cash. Fidelity and Carl's Jr. will have options to buy a total of an additional 15% of Rally's stock from GIANT. BEVERLY HILLS, Calif., April 29

   Rally's will appoint to its Board of Directors William P. Foley, II Carl's Jr. and Fidelity's Chairman and Chief Executive Officer and C. Thomas Thompson, President of Carl's Jr.

   Mr. Thompson said "Carl's Jr. is very happy with this agreement. It gives us the opportunity to participate in Rally's turnaround and growth, and should be good for both companies. Since both of us are in the quick-service market we will find many opportunities to cross promote and increase operating efficiencies."

   Donald Doyle, Rally's President and Chief Executive Officer, said, "I look forward to working with my former colleagues at Carl's Jr. where they an experiencing a highly successful turnaround."

   Mr. Foley said, "I personally look forward to working with Burt Sugarman. Fidelity is pleased to have resolved the litigation with GIANT in a way which benefits both companies and their shareholders."

   Burt Sugarman said: "This is an excellent result for all four companies. We have ended costly litigation, and have brought in Carl's Jr., a dynamic and successful restaurant operator. Carl's Jr., under the leadership of Bill Foley and Tommy Thompson, will provide increased strength to Don Doyle and his team at Rally's.


   The Rally's portion of the transaction is subject to normal corporate due diligence which will be completed Friday, May 3, 1996. CONTACT: Terry Christensen, 310-553-3000, or Andrew Puzder, 714-622-4322, or Robert Wilson, 714-778-7133 LANGUAGE: ENGLISH





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